UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42289

Luda Technology Group Limited

Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes in Registrant’s Certifying Accountant

Discontinuation of the Services from the Company’s Independent Registered Public Accounting Firm

Luda Technology Group Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of ZH CPA, LLC (“ZH”) effective November 24, 2025. The dismissal of ZH has been considered and approved by the audit committee (the “Audit Committee”) of the board of directors of the Company (the “Board”)   and by the Board.

ZH’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through November 24, 2025, there have been no disagreements with ZH on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ZH’s satisfaction, would have caused ZH to make reference to the subject matter of any such disagreements in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2024 and 2023 and through November 24, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

The Company provided ZH with a copy of the above disclosure and requested that ZH furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of ZH’s letter is filed as Exhibit 99.1 to this Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

The Company has appointed AOGB CPA Limited (“AOGB”) as successor auditor of the Company effective November 24, 2025 to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2025. The appointment of AOGB has been approved by the Board and the Audit Committee.

During the Company’s two most recent fiscal years and through November 24, 2025, neither the Company nor anyone acting on the Company’s behalf consulted AOGB with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Luda’s consolidated financial statements, and neither a written report was provided to Luda nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by Luda in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Exhibit Index

Exhibit No.	Description
99.1	Letter of ZH CPA, LLC dated November 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

By:	/s/ Ma Biu
Name:	Ma Biu
Title:	Chief Executive Officer

Date: November 24, 2025

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